IIM GLOBAL CORPORATION

160 E. Lake Brantley Drive

Longwood, Florida 32779

(407) 674-2651

June 26, 2014

‘CORRESP’

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attention:

Mark P. Shuman, Branch Chief-Legal, Jeff Kauten, Attorney-Advisor

Re:

IIM GLOBAL CORPORATION (the “Company”)

Amendment No. 1 to Registration Statement on Form S-1

Filed May 23, 2014

File No. 333-193924

Gentlemen:

The Company is in receipt of the staff’s letter of comment dated June 3, 2014.  Below are the Company’s responses to such comments, which such response is numbered consistent with the staff’s numbered comments.  Contemporaneously, the Company has filed Amendment No. 2 to the Registration Statement on Form S-1.

Business, page 4

1.

Significant revisions should be made to this section to provide a balanced introduction to the company and the status of its business activities in the handheld identification and mobile payment markets. For example, you should include a discussion of the specific products developed by the company, whether you are currently earning revenue from those products and your marketing plans with respect to those products. In this regard, we note your disclosure on page 18 that you have only paid $44,000 towards the expected $430,000 total development costs for your HDR+ platform.

RESPONSE:  The Company has revised this portion of the prospectus to provide a proper balanced introduction to the company and the status of its business activities.  Please see page 3 of Amendment No. 2.

Risk Factors, page 6

2.

Please add a risk factor disclosing any potential conflicts of interest that may arise from the business activities of Andras Vago. In this regard, you state that Mr. Vago, director and owner of 34% of the outstanding shares of common stock, is currently an officer and principal of Multipolaris Corporation.

RESPONSE:   The Multipolaris Corporation in Hungary of which Mr. Vago was an officer and principal is no longer in business.  The risk factors section prospectus has been updated with this comment; please see page 7 of Amendment No. 2.

3.

Please add a risk factor that discusses the company’s inadequate financing to conduct planned operations with existing funds for the next twelve months and quantify the minimum amount of additional funding necessary for the company to conduct operations for a period of not less than one year from the date of the prospectus.

RESPONSE:   The Company has updated the prospectus to provide the requested information regarding its funding requirements as well as the associated risks.  Please see page 6 of Amendment No. 2.

4.

Please revise to add a risk factor that addresses the risks related to the company’s plan to issue convertible preferred stock with undetermined rights and preferences.

RESPONSE:  Supplementally please be advised that on June 25, 2014 the Company’s Board of Directors unanimously adopted a resolution rescinding its earlier approval to create and issue a planned series of convertible preferred shares.  At the time of this action, the Company had not amended its certificate of incorporation to create the series of preferred, nor had it entered into any agreements (written or oral) with any third parties related to same.  The Board of Directors determined that the creation of such convertible preferred was not presently in the Company’s best interests.  Accordingly, the Company has not added this requested risk factor, and it has deleted the two risk factors which appeared in the earlier filings of the above-captioned registration statement.  Please see page 9 of Amendment No. 2.

Government regulation could negatively impact the business, page 7

5.

Please revise to specifically discuss the laws or regulations that may materially affect the operations of the company. We note that you have referenced export controls and other security regulations on page 16, but the impact or significance of these regulations on your business is unclear.

RESPONSE:  The only Government regulations that could negatively impact the company are related to US Export and Foreign Import of Biometric Technologies and could affect the ability for the company to secure revenues from foreign business opportunities.  The prospectus has been updated to reflect this comment. Please see page 7 of Amendment No. 2.

Description of Securities

Capitalization, page 13

6.

We note your response to prior comment 14. Please revise to describe the purpose of the planned issuance of preferred stock and the status of any agreement to issue such shares as well as the material terms of the proposed class of preferred stock such as voting rights, dividends, terms upon which it is convertible and the calculation of the redemption price.

RESPONSE:    As set forth in the Company’s response to comment 4, the Company has no present intention to issue any shares of preferred stock, nor is it, or was it at any time, a party to any agreement to issue such shares.  Accordingly, no additional disclosure has been added to Amendment No. 2 in response to this comment.

The Business

The Company’s Presence in the Market, page 15

7.

Please specifically disclose the factual basis for and the context of all your beliefs, understandings, estimates, and opinions set forth in the registration statement. You must be able to substantiate on a reasonable basis all of the projections, statistics and assertions that you cite. Examples of assertions or references that need support include the following:

▪

your HDR platform is highly cost effective and unique in the identification market; and

▪

your HDR platform is the enabling platform for thousands of applications and application developers.

RESPONSE:   The prospectus has been updated to properly disclose the factual basis and context of all of the beliefs, understandings, estimates, and opinions of the Company pertaining to its products and solutions.  Please see pages 15 and 16 of Amendment No. 2.

Strategic Partners and Suppliers, page 17

8.

We note your response to prior comment 9. Please revise your disclosure to state that the supply contract with Coppernic SAS was completed in 2012.

RESPONSE:   The supply contract with Coppernic SAS as been fulfilled upon warranty completion in December 2013.  This statement has been added to the prospectus.  Please see page 16 of Amendment No. 2.

The Company

Relationship with Tiber Creek Corporation, page 19

9.

We note that you have executed an agreement with Tiber Creek Corporation. Please file this agreement as an exhibit. Refer to Item 601(b)(10) of Regulation S-K. For additional guidance, refer to Question 146.04 of our Regulation S-K Compliance and Disclosure Interpretations.

RESPONSE:  The contract agreement with Tiber Creek Corporation has been filed as Exhibit 10.9 to Amendment No. 2.

10.

We note that you have an obligation to register the resale of 500,000 shares owned by Tiber Creek Corporation and MB Americus, LLC. With a view towards disclosure, please tell us whether you are in compliance with your contractual obligations regarding the registration of the resale of those shares.

RESPONSE:  Supplementally please be advised that the Company is in full compliance with the contractual obligation to Tiber Creek Corporation and MB Americus, LLC with regard to the registration of the resale of the mentioned shares. Those shares have been issued in the names of James Cassidy for Tiber Creek and Jim McKillop for MB Americus, LLC and are included in the shares covered by this registration statement.  Amendment No. 2 has been revised to include this disclosure.  Please see page 20.

11.

Please tell us whether any of those shares are being registered in this offering.

RESPONSE:  All of the shares are being registered in this offering as described in our response to Comment 10.

12.

Please revise to disclose the remaining balance due to Tiber Creek Corporation under the engagement agreement.

RESPONSE:  The agreement with Tiber Creek has been paid in full during the first half of 2013.  The prospectus has been updated to disclose this information; please see page 20 of Amendment No. 2.

Promissory Note, page 19

13.

Please revise to state the interest rate, term and identity of the entity to whom the Company executed the $310,000 promissory note. Similar concerns exist on page 30.

RESPONSE:  The details regarding the $310,000 promissory note have been added to all relevant sections of the prospectus.  Please see pages 20 and 32 of Amendment No. 2.

Intellectual Property, page 19

14.

Please revise to state the duration for each material patent and trademark owned by the Company. Refer to Item 101(h)(4)(vii).

RESPONSE: The prospectus has been updated to reflect the term of any material patent and trademark owned by the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Capital Resources, page 25

15.

Please revise to disclose the minimum period that you will be able to conduct planned operations using only currently available capital resources and quantify the minimum amount of additional funding necessary for the company to conduct operations for a period of not less than one year from the date of the prospectus. Refer to Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K as well as footnote 43 to SEC release 33-8350 for additional guidance.

RESPONSE:  The Company has updated the prospectus to provide the requested information regarding the minimum period that it will be able to conduct planned operations using only currently available capital resources as well as quantify the minimum amount of additional funding necessary for it to conduct operations for a period of not less than one year from the date of this prospectus.  Please see page 26 of Amendment No. 2.

Management

Director Independence, page 28

16.

Please revise to identify the two independent directors. Refer to Item 407(a) of Regulation S-K.

RESPONSE:  We have revised the disclosure under this heading to identify both Andras Vago and Haraldo Artmann as independent directors, in accordance with Item 407(a) of Regulation S-K.  Please see page 33 of Amendment No. 2.

Executive Compensation

Remuneration of Officers: Summary Compensation Table, page 28

17.

We note your response to prior comment 10. Please clarify whether the contractual payment obligation for Mr. Jones and each of the other officers and directors was accrued but not paid or whether such payment obligation was forgiven and clarify the amounts and periods for which the salary obligations were unpaid but owed, forgiven, or paid with shares of stock.

RESPONSE: Please be advised that in reviewing this comment we have determined our earlier response to prior comment 10 as contained in our letter of May 9, 2014 incorrectly referenced IIM Global as being the party to the deferred compensation agreement with Mr. Jones when it fact our response should have stated that Innovation in Motion was the contract party.  We also note that this inadvertent error also appeared in the description of the employment agreement with Mr. Jones with appears in “Employment Agreements” in the above-captioned registration statement, as amended.

By way of background, Mr. Jones was an executive officer and director of Innovation in Motion prior to our acquisition of that entity in August 2013.  Prior to the closing of that transaction, in October 2011 Innovation in Motion and Mr. Jones entered into an employment agreement which was amended in August 2012.  Pursuant to this agreement, as amended, Mr. Jones was entitled to a base salary of $210,000 together with performance bonuses and other perquisites.  On January 2, 2013 Innovation in Motion and Mr. Jones entered into a Deferred Compensation Agreement pursuant to which he agreed to defer the compensation which was due him under this employment agreement in exchange for the issuance of 100,000 shares of Innovation in Motion’s common stock.  The value of these shares was recorded as compensation in Innovation in Motion’s financial statements for the appropriate period.  On June 1, 2013 Mr. Jones issued a letter agreement to Innovation in Motion pursuant to which he accepted $1.00 in full satisfaction of all compensation due him through the end of June 2013.  Thereafter, prior to the closing of our acquisition of Innovation in Motion, the employment agreement between that company and Mr. Jones was cancelled upon the mutual consent of the parties.  The 100,000 shares of Innovation in Motion’s common stock was issued to him prior to the acquisition and he exchanged it for shares of our common stock pursuant to the terms of the Agreement and Plan of Reorganization.

Subsequently, on September 30, 2013 Mr. Jones issued a letter agreement to the Company pursuant to which he accepted $1.00 in full satisfaction of all compensation due him for the period of July 1, 2013 through September 30, 2013 which included compensation due him by Innovation in Motion both before and subsequent to the August 12, 2013 acquisition.  Finally, on October 1, 2013 he issued the Company a letter agreement pursuant to which he agreed to accept $1.00 as all compensation due him until such time as a new employment agreement was entered into by the parties.  Amendment No. 2 has been revised to reflect the foregoing; please see page 30.

With respect to comment 17, all amounts due Mr. Jones for 2012 and 2013 have either been paid or forgiven as set forth above.  All amounts due Mr. Szoke through his PA for 2012 and 2013 have been paid in full.  Amendment No. 2 has been revised to add the appropriate footnotes to the Executive Compensation table.  Please see page 30.

18.

Please file both of the agreements pursuant to which Mr. Jones’s salary has been “deferred.” Please tell us whether any other directors or officers have entered into similar agreements.

RESPONSE: The letter agreements related to Mr. Jones revised compensation arrangements as described in response to comment 17 have been filed as Exhibits 10.10 and 10.11 to Amendment No. 2.  Supplementally please be advised that no other directors or officers have entered into similar agreements.

19.

General instruction 2 to Item 402(n)(2)(iii) and (iv) of Regulation S-K requires the inclusion of a footnote referring to the narrative disclosure to the summary compensation table that describes the material terms of the grant of 100,000 shares of common stock in lieu of payment elected by Mr. Jones. Please advise or revise.

RESPONSE: The requested footnote has been added to the table; please see page 30 of Amendment No. 2.

Signatures, page 37

20.

Please revise the individual signature block for Mr. Jones to indicate that he is signing in his capacity as the Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer.

RESPONSE:  The individual signature blocks in Amendment No. 2 have been revised as requested.  Please see page II-4.

We trust the foregoing sufficiently responds to the staff’s comments.

If you have any questions regarding the foregoing, please call the undersigned at (407) 674-2651.

Very truly yours,
/s/ David S. Jones
David S. Jones, President, Principal Executive and Accounting Officer